July 21, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore
Megan Akst
Christine Davis

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 10, 2014
File No. 000-14338

Ladies and Gentlemen:
Autodesk, Inc. (“Autodesk,” the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 8, 2014, relating to Autodesk's Form 10-K for the fiscal year ended January 31, 2014 (File No. 000-14338) originally filed with the Commission on March 10, 2014 (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended January 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41 [sic]

1.
We note your disclosure on page 33 that you expect to significantly increase your subscription base and the annual value per subscription, which you state will ultimately drive billings growth. Considering your transition to cloud based and flexible licenses in fiscal 2014, tell us how you considered providing quantification of your subscription base and annual value per subscription as key metrics in analyzing revenues. We refer you to See Section III.B.1 of SEC Release 33-8350.

We respectfully advise the Staff that we did not provide subscription guidance for fiscal 2014 and therefore did not quantify our subscription base in the Form 10-K. Commencing with the first quarter of fiscal 2015, we began providing annual subscription guidance. In light of Section III.B.1 of SEC Release No. 33-8350, we disclosed information relating to this performance indicator in our quarterly report on Form 10-Q for the first quarter of fiscal 2015: on page 27, we disclosed the approximate amount of our total subscriptions as of April 30, 2014 and January 31, 2014, on page 30, we provided fiscal 2015 subscription guidance, and on page 42, we disclosed the manner by which we calculate total subscriptions. In our future periodic reports on Forms 10-K and 10-Q, we will continue to quantify the approximate amount of our total subscriptions and subscription guidance and describe the manner by which we calculate total subscriptions in accordance with SEC Release No. 33-8350.

We are in the early stages of our transition to cloud based and flexible licenses. Due to the limited history and evolving nature of this transition, we will continue to evolve the calculation of the annual value from our subscription measure as we have increased data points to ensure they reflect an accurate and meaningful calculation. We are also mindful of the guidance in SEC Release No. 33-8350 to not sweep into the MD&A all information that the Company communicates. Given the nascent stage of our transition, variables and existing system limitations, we do not believe quantifying and disclosing annual value from our subscription customers currently would promote an understanding of our evolving business as described in SEC Release No. 33-8350. We will, however, continue to consider the guidance in SEC Release No. 33-8350 in preparing our MD&A disclosure.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 57

2.
We note that you include consulting, training, and AutoDesk Developers Network and Creative Finishing support revenue in "license and other revenue" and the related cost of revenues line items in your Consolidated Statements of Operations. We further note that these "other revenues" have increased since 2013. In light of the increasing materiality of these revenues, please tell us how you considered providing separate disclosure of software product and service revenues and the related cost of revenues pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

We respectfully advise the Staff that, in the context of preparing the Form 10-K disclosures, we considered the specific disclosure requirements under the provisions of Rule 5-03(b). The first paragraph of Rule 5-03(b) provides:

“If income is derived from more than one of the subcaptions described under § 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under § 210.5-03.2 shall be combined in the same manner.”
Pursuant to Rule 5-03(b), our “other revenue” includes, but is not limited to, consulting revenue, training revenue, revenue derived from Autodesk Developers Network, and Creative Finishing support revenue, as each aforementioned class of revenue within “other revenue” is not greater than the ten percent threshold individually or in aggregate. As such, “other revenue” and the associated cost of revenue have been appropriately combined with license revenue and cost of license revenue, respectively, to form the income statement captions “license and other revenue” and “cost of license and other revenue.”
Sensitive to “other revenue” increases in relation to the “license and other revenue” category, we voluntarily provided additional discussion as to the movements within “other revenue” in our fiscal 2014 quarterly reports on Form 10-Q and the Form10-K (Q114 - page 30, Q214 - page 32, Q314 - page 32 and Q414 - page 41). We will continue to monitor the materiality of such classes of revenue or income to determine whether those classes and their associated cost of revenue need to be stated separately pursuant to the guidance set forth in Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 69

3.
We note that for multiple element arrangements that include non-software elements, you allocate revenue to all deliverables based on their relative selling prices. Please tell us how you determine the selling price of the deliverables in your multiple deliverable arrangements including the significant factors, inputs, assumptions and methods used to determine the selling price. Please also tell us what consideration was given to disclosing this information. Refer to ASC 605-25-30-2 and ASC 605-25-50-2(e).

We respectfully advise the Staff that we determine the selling price of the deliverables in our multiple deliverable arrangements based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or the best estimated selling price ("BESP") if neither VSOE nor TPE is available. In our future annual reports on Forms 10-K, we will describe in more detail the significant factors, inputs, assumptions, and methods used to determine the selling price for the significant deliverables in a manner substantially similar to the following:

“For multiple-element arrangements, the Company allocates the total revenue to be earned under the arrangement among the various elements based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or the best estimated selling price ("BESP") if neither VSOE nor TPE is available.

The Company's BESP represents the price at which the Company would transact for the deliverable if it were sold by the Company regularly on a standalone basis. To establish BESP for those elements for which neither VSOE nor TPE are available, the Company performs a quantitative analysis of pricing data points for historical standalone transactions involving such elements for a twelve-month period. As part of this analysis, the Company monitors and evaluates the BESP against actual pricing to ensure that it continues to represent a reasonable estimate of the standalone selling price, considering several other external and internal factors including, but not limited to, pricing and discounting practices, contractually stated prices, the geographies in which we offer our products and services, and the type of customer (i.e. distributor, value-added reseller, and direct end user, among others). We analyze BESP at least annually or on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.”

Please note that we may modify such disclosures as necessary to reflect the facts and circumstances at the time of such disclosures.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Please direct your questions or comments to Paul Underwood, Vice President and Corporate Controller (Principal Accounting Officer) at (415) 507-5000. Thank you for your assistance.

Autodesk, Inc.

/s/	Mark J. Hawkins
Mark J. Hawkins

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation Douglas Schnell, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation Darcy Lopes, Ernst & Young LLP